Filed Pursuant to Rule 424(b)(7)

Registration No. 333-148030

PROSPECTUS SUPPLEMENT NO. 2

(TO PROSPECTUS DATED DECEMBER 12, 2007)

$500,000,000

AMG Capital Trust II

5.15% Convertible Trust Preferred Securities

(liquidation amount $50.00 per security)

guaranteed to the extent described herein by,

and convertible into the common stock of,

Affiliated Managers Group, Inc.

                This document supplements the prospectus dated December 12, 2007 (the “Prospectus”) relating to resales by selling securityholders of the securities described in the Prospectus. The date of this Prospectus Supplement is April 1, 2008.

                This Prospectus Supplement should be read in conjunction with, and is not complete without, and may not be delivered or utilized without, the Prospectus, including any amendments or supplements thereto.

                Investing in these securities involves risk.  See “Risk Factors” beginning on page 10 of the Prospectus.

                Neither the Securities and Exchange Commission nor any state securities regulators has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement.  Any representation to the contrary is a criminal offense.

                The information in the table appearing under the heading “Selling Securityholders,” beginning on page 80 of the Prospectus, is hereby amended by adding the information below with respect to securityholders not previously listed in the Prospectus (including in any amendments or supplements thereto), and with respect to securityholders previously listed in the Prospectus (including in any amendments or supplements thereto), by superseding the information about such securityholder with the information in the table below.  The information in the table below has been obtained from the Selling Securityholders.

                Except as noted below, to our knowledge, none of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with AMG or the trust or any of their predecessors or affiliates. Because the selling securityholders may, pursuant to this Prospectus Supplement, offer all or some portion of the trust preferred securities or shares of AMG common stock issuable upon conversion of the trust preferred securities, no estimate can be given as to the amount of those securities that will be held by the selling securityholders upon termination of any such sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their trust preferred securities since the date on which they provided the information regarding their trust preferred securities included herein in transactions exempt from the registration requirements of the Securities Act of 1933, as amended.

SELLING SECURITYHOLDERS

Selling Securityholder	Number of Trust Preferred Securities Owned and Offered
Argent Classic Convertible Arbitrage Fund, L.P.	31,940
Argent Classic Convertible Arbitrage Fund II, L.P.	7,260
Argent Classic Convertible Arbitrage Fund Ltd.	292,250
Argent LowLev Convertible Arbitrage Fund Ltd.	57,300
Argent LowLev Convertible Arbitrage Fund II, LLC	2,600

Argentum Multistrategy Fund Ltd.	4,700
AVK (Advent Claymore) Fund	60,000
Bayerische Hypo-und Vereinsbank AG	300,000
BNP Paribas Arbitrage	550,000
Class C Trading Company, Ltd.	51,700
Dow Employees Pension Plan	5,305
Dow Employees Pension Plan — 401(h)	4,455
Elite Classic Convertible Arbitrage Ltd.	15,000
Goldman Sachs & Co.	100,000
GSAM Asset Serving c/o Goldman Sachs	225,000
Guggenheim Portfolio Company XXXI, LLC	21,726
HFR CA Global Select Master Trust Account	12,250
HFR RVA Combined Master Trust	9,311
Highbridge International LLC(1)	850,000
ICM Business Trust(2)	15,000
Ionic Capital Master Fund Ltd.(3)	135,000
Lyxor Master Fund Ref: Argent/LowLev CB c/o Argent	10,700
Merrill Lynch, Pierce, Fenner & Smith Incorporated(4)	62,500
Old Lane Cayman Master Fund LP	98,000

(1) The holder has informed us that Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over the securities held by Highbridge International LLC.  Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge International LLC.  Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC.

(2) The holder has informed us that Ionic Capital Partners LP (“ICP”) is the investment advisor of ICM Business Trust (the “Trust”) and consequently has voting and investment control over securities held by the Trust.  Ionic Capital Management LLC (“ICM”) controls ICP.  Bart Baum, Adam Radosti and Daniel Stone collectively control ICM and therefore have ultimate voting and investment control over securities held by the Trust.  ICP, ICM, and Messrs. Baum, Radosti and Stone each disclaim beneficial ownership of the securities held by the Trust except to the extent of its pecuniary interest therein.

(3) The holder has informed us that Ionic Capital Partners LP (“ICP”) is the investment advisor of Ionic Capital Master Fund Ltd. (the “Master Fund”) and consequently has voting and investment control over securities held by the Master Fund.  Ionic Capital Management LLC (“ICM”) controls ICP.  Bart Baum, Adam Radosti and Daniel Stone collectively control ICM and therefore have ultimate voting and investment control over securities held by the Master Fund.  ICP, ICM, and Messrs. Baum, Radosti and Stone each disclaim beneficial ownership of the securities held by the Master Fund except to the extent of its pecuniary interest therein.

(4) Merrill Lynch, Pierce, Fenner & Smith has served as an initial purchaser in several AMG securities transactions over the past three years.  In addition, Merrill Lynch, Pierce, Fenner & Smith has from time to time provided financial advisory and investment banking services to AMG.

Old Lane HMA Master Fund LP	28,800
Old Lane U.S. Master Fund LP	73,200
Partners Group Alternative Strategies PCC Ltd	49,300
Sandelman Partners Multi-Strategy Master Fund Ltd.(5)	250,000
Virginia Retirement System	116,200
Whitebox Convertible Arbitrage Partners LP	207,713
Whitebox Diversified Convertible Arbitrage Partners LP	11,250
Xavex Convertible Arbitrage 2 Fund	10,700
Xavex Convertible Arbitrage 10 Fund	19,300

(5) The holder has informed us that Sandelman Partners, LP is the investment manager of Sandelman Partners Multi-Strategy Master Fund, Ltd.  Sandelman Partners GP, LLC is the general partner of Sandelman Partners, LP.  Jonathan Sandelman is the managing member of the Sandelman Partners GP, LLC.  Each of Sandelman Partners, LP, Sandelman Partners GP, LLC and Jonathan Sandelman disclaims beneficial ownership of the shares registered hereunder, except to the extent of its or his pecuniary interest in such securities.